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                                                                 EXHIBIT (a)(10)

FOR IMMEDIATE RELEASE

                      AVERY DENNISON CORPORATION ANNOUNCES
         FINAL RESULTS OF CASH TENDER OFFER FOR STIMSONITE ACQUISITION

     PASADENA, Calif. -- July 9, 1999. Avery Dennison Corporation (NYSE:AVY) (PSE:AVY) announced today that its cash tender offer for all outstanding shares of common stock of Stimsonite Corporation (NASDAQ:STIM) expired, as scheduled, at 12:00 Midnight, New York City time, on Thursday, July 8, 1999.

     Pursuant to the tender offer, Avery Dennison, through a wholly-owned subsidiary making the offer, has accepted for purchase 8,307,660 shares of Stimsonite's outstanding common stock (which includes 807,134 shares subject to guaranty of delivery) at a purchase price of $14.75 per share. Based on information provided by LaSalle Bank, N.A., as depositary, approximately 98.4% of the shares of Stimsonite's common stock have been validly tendered and not withdrawn prior to the expiration of the offer. LaSalle Bank, N.A. is acting as Avery Dennison's agent in transmitting payment to tendering stockholders. Stimsonite's stockholders whose shares are held in street name should contact their brokers to verify receipt of payment.

     Stimsonite will be merged with a wholly-owned subsidiary of Avery Dennison and any Stimsonite shares not previously purchased in the tender offer will be converted into the right to receive $14.75 in cash, net to the seller, without interest. The completion of the merger is expected to occur on or before Monday, July 12, 1999.

     Avery Dennison develops, manufactures and markets innovative self-adhesive solutions for consumer products and label systems. Based in Pasadena, Calif., the Company had 1998 sales of $3.5 billion and makes a wide range of products for consumer and industrial markets, including Avery-brand office products, Fasson-brand self-adhesive materials, peel-and-stick postage stamps, battery labels, automated retail tag and labeling systems, and specialty tapes and chemicals.

     Stimsonite Corporation, based in Niles, Ill., is a leading worldwide manufacturer and marketer of reflective safety products for the transportation industry and a pioneer in microreplication technology for a diverse range of industries. Stimsonite products include raised reflective pavement markers, work zone markers, highway delineators and state-of-the-art high performance optical films for use in the construction of highway signs. In 1998, the company generated sales of $87.4 million, net income of $4.9 million, and cash flow from operations of $6.3 million.